FULBRIGHT & JAWORSKI L.L.P.

A REGISTERED LIMITED LIABILITY PARTNERSHIP
666 FIFTH AVENUE, 31ST FLOOR
NEW YORK, NEW YORK 10103-3198
WWW.FULBRIGHT.COM

CTAYLOR@FULBRIGHT.COM
DIRECT DIAL: (212) 318-3138

TELEPHONE: (212) 318-3000
FACSIMILE: (212) 318-3400

SEC
Mail Processing
Section

SEP 22 2008

Washington, DC
101

September 19, 2008

[redacted]

08005124

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

SUPPL

RE: Barloworld Limited
File No. 82-35039

Dear Madam or Sir:

Pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended, we hereby furnish to the Securities and Exchange Commission, on behalf of Barloworld Limited, the documents listed on Schedule A.

Kindly acknowledge receipt of the enclosed materials by date-stamping the attached copy of this letter and returning it to the undersigned in the enclosed self-addressed, postage-paid envelope. If you have any questions, please call the undersigned at (212) 318-3138.

Very truly yours,

Cybil Taylor

Cybil Taylor

Enclosures

cc: Sibani Mngomezulu

PROCESSED
OCT 01 2008
THOMSON REUTERS

9/30

Schedule A

1. Form CM 15, Return of Allotment of Shares, dated July 31, 2008

2. SENS Announcement, dated September 8, 2008, entitled "Barloworld Limited – Results of General Meeting"

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Date: 07/08/2008

Our Reference: 17097641
Box: **100731**
Sequence: **9**

SEC Mail Processing Section

SEP 22 2008

Washington, DC 101

BARLOWORLD LIMITED
To be collected: BAW

RE: Amendment to Company Information
Company Number: 1918/000095/06
Company Name: BARLOWORLD

We have received a CM15 (Return of allotment of shares) from you dated 31/07/2008.

The CM15 was accepted and placed on file.

Yours truly
Registrar of Companies
DNL

Please Note:

The attached certificate can be validated on the CIPRO web site at www.cipro.co.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.

Certificate issued by the Registrar of Companies & Close Corporations on Thursday, August 07, 2008 01:35
Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Registration number	1918 / 000095 / 06
Enterprise Name	BARLOWORLD
Enterprise Shortened Name	None provided.
Enterprise Translated Name	None provided.
Registration Date	29/08/1918
Business Start Date	29/08/1918
Enterprise Type	Public Company
Enterprise Status	In Business
Financial year end	September
Main Business/Main Object	FINANCIAL INTERMEDIATION, EXCEPT INSURANCE AND PENSION FUNDING FINANCIAL INTERMEDIATION, EXCEPT INSURANCE AND PENSION FUNDING
Postal address	P O BOX 782248 SANDTON 2146
Address of registered office	BARLOW OLD CORPORATE OFFICE 180 KATHERINE STR SANDTON 2146

Certificate issued by the Registrar of Companies & Close Corporations on Thursday, August 07, 2008 01:35
Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Registration number	**1918 / 000095 / 06**
Enterprise Name	**BARLOWORLD**

Auditors

Name	***DELOITTE AND TOUCHE***
Postal Address	**PRIVATE BAG X6** **GALLO MANOR** **2052**

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appoint-ment date	Addresses
SHONGWE, OUPA ISAAC	6205255801085	Director	26/01/2007	Postal: P O BOX 782248, SANDTON, 2146 Residential: 12 ESSENWOOD AVENUE, DALECROSS, 2196
NYASULU, THEMBALIHLE HIXONIA	5409130798083	Director	26/01/2007	Postal: 410 JAN SMUTS AVENUE, CRAIGHALL PARK, 2196 Residential: 10 SHEILA PLACE, GILLITTS, 3610
HAMILTON, ALEXANDER GORDON KELSO	0944995990000	Director	26/01/2007	Postal: 51 CHELSEA SQUARE, LONDON SW3 6LH, UNITED KINGDOM, 0000 Residential: 51 CHELSEA SQUARE, LONDON SW3 6LH, UNITED KINGDOM, 0000
WILSON, DONALD GERT	5702245053083	Director	29/09/2006	Postal: P O BOX 782248, SANDTON, 2146 Residential: 50 WORCESTER ROAD, PARKWOOD, JOHANNESBURG, 2193
MKHABELA, SIBONGILE	5607310737082	Director	27/01/2006	Postal: P O BOX 797, HIGHLANDS NORTH, 2037 Residential: 15 STANRICH AVENUE, CYRILDENE, 2198
MNGOMEZULU, SIBANI	7202146124081	Company Secretary (Natural Person)	30/06/2005	Postal: P O BOX 782248, SANDTON, 2146 Residential: NO 45 FORESTDALE, AMADINA ROAD, DOUGLASDALE, 2125
LAUBSCHER, MARTIN	6001305016083	Director	09/05/2005	Postal: P O BOX 66511, HIGHVELD, 0169 Residential: 24 WALDORF DRIVE, CENTURION RES ESTATE & COUNTRY CLUB, CENTURION, 0046

Certificate issued by the Registrar of Companies & Close Corporations on Thursday, August 07, 2008 01:35

Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Active Directors / Officers

Surname and first names	ID.number or date of birth	Director type	Appoint-ment date	Addresses
BAQWA, SELBY ALAN MASIBONGE	5105045583087	Director	21/01/2005	Postal: POSTNET 492, PRIVATE BAG 4, MENLO PARK, 0102 Residential: 1 CARMEL AVENUE, NORTHCLIFF, JOHANNESBURG, 2195
BLACKBEARD, PETER JOHN	5705115091083	Director	10/05/2004	Postal: BARLOWORLD SCIENTIFIC.TILLING DRIV, STONE STAFFORDSHIRE ST15 0SA, 2146 Residential: 4WOODLEA HALE BROOK GREEN, ALTRICHAM, CHESHIRE WA15 8WH, OOOO
RODRIGUEZ DE CASTRO GARCIA DE LO, GONZALO	4207270000000	Director	30/01/2004	Postal: MARIA DE MOLINA, N1 28006, MADRID SPAIN, OOOO Residential: MARIA DE MOLINA, N1 28006, MADRID SPAIN, OOOO
THOMSON, CLIVE BRADNEY	6605315015081	Director	01/04/2003	Postal: P O BOX 782248, SANDTON, 2146 Residential: 186 BRYANSTON DRIVE, BRYANSTON, SANDTON, 2196
PFEIFFER, STEVEN BERNARD	4701190000000	Director	27/08/2001	Postal: 801 PENNYSYLVANIA AVENUE NW, WASHINGTON DC,20004, USA, OOOO Residential: 301 NORTH VIEW TERRACE, ALEXANDRIA VA, USA 22301, OOOO
NTSEBEZA, DUMISA BUHLE	4910315121083	Director	18/05/1999	Postal: 718 HUGUENOT, CHAMBERS 7TH FLOOR, 40 QUEEN VICTORIA STREET, CAPE TOWN, 8001 Residential: 2 SILVERDALE, PINELANDS, CAPE TOWN, 7405
SURGEY, PETER MONTAGU	5412025707086	Director	21/08/1995	Postal: P O BOX 782248, SANDTON, 2146 Residential: 58 BOUNDARY LANE, SANDHURST, 2196
LEVETT, MICHAEL JOHN	3906065031002	Director	15/11/1995	Postal: 40 MAGNOLIA LODGE, KENSINGTON GREEN, MARLOES ROAD, LONDON W8 5UT, 5214 Residential: 40 MAGNOLIA LODGE, KENSINGTON GREEN, MARLOES ROAD, LONDON W8 5UT, 5214

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BAW/BAWP - Barloworld Limited - Results of general

8 Sep 2008

BAW BAWP
BAW
BAW/BAWP - Barloworld Limited - Results of general meeting
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
JSE share code: BAW
JSE ISIN: ZAE000026639
JSE share code: BAWP
JSE ISIN: ZAE000026647
("Barloworld")
RESULTS OF GENERAL MEETING
Shareholders are advised that, at the general meeting held on Monday, 8 September 2008 to consider the subscription of a 10% shareholding in the ordinary share capital of Barloworld by a broad-based grouping of black entities, as detailed in the circular sent on Friday, 15 August 2008, all of the ordinary and special resolutions tabled at the general meeting were passed.
Sandton
8 September 2008
Investment bank and transaction sponsor
Standard Bank
Attorneys to Barloworld
Bowman Gilfillan
Reporting accountants and auditors
Deloitte & Touche
Empowerment adviser
Empowerdex
Sponsor
JP Morgan
Debt adviser and underwriter
Standard Bank
Attorneys to Standard Bank
Edward Nathan Sonnenbergs
Date: 08/09/2008 15:20:01 Produced by the JSE SENS Department.
The SENS service is an information dissemination service administered by the JSE Limited (`JSE`). The JSE does not, whether expressly, tacitly or implicitly, represent, warrant or in any way guarantee the truth, accuracy or completeness of the information published on SENS. The JSE, their officers, employees and agents accept no liability for (or in respect of) any direct, indirect, incidental or consequential loss or damage of any kind or nature, howsoever arising, from the use of SENS or the use of, or reliance on, information disseminated through SENS.

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